Exhibit (a)(8)

Team Software Announces Adjusted Final Proration Factor for TTI Tender Offer

PETACH TIKVA, ISRAEL, March 24, 2003 — Team Software Industries Ltd. announced today that it has adjusted the final proration factor for its tender offer for 650,000 ordinary shares of TTI Team Telecom International Ltd. (Nasdaq: TTIL). The adjustment is necessary due to the exclusion of 36,792 shares that were tendered pursuant to notices of guaranteed delivery where the appropriate procedures were not followed. Accordingly, such shares were included in the initial calculation of the proration factor. The final proration factor is 24.42125%, as compared to the previously announced factor of 24.08816%. The tender offer, which commenced on February 7, 2003, expired at 5:00 p.m., New York time, on Friday, March 14, 2003.

Team Software has been advised by the depositary for the tender offer that, as of the expiration of the tender offer, a total of 2,661,629 shares (as compared to the previously announced 2,698,421 shares) had been validly tendered and not withdrawn pursuant to the offer. As previously announced, Team Software has accepted for purchase 650,000 shares on a pro rata basis from all tendering shareholders. Payment for the shares accepted, and the return of all other shares tendered, is being made through American Stock Transfer & Trust Company, the depositary for the tender offer.

Forward-Looking Statements:
This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of TTI. Team Software undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Team Software:
Team Software is an Israeli private holding company wholly owned by Team Computer and Systems Ltd. (an Israeli company whose shares are listed on the Tel Aviv Stock Exchange that performs computer system integration and other value-added services (TASE: TEAM)).

Team Software Contact: Mr. Shimshon Tauber +972-3-972-8300